Dreyfus Premier Worldwide Growth Fund, Inc.

ANNUAL REPORT October 31, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Worldwide Growth Fund, Inc., covering the 12-month period from November 1, 2003, through October 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Fayez Sarofim, of Fayez Sarofim & Co., the fund's sub-investment adviser.

The global equity markets have remained within a relatively narrow trading range so far in 2004 due to uncertainties related to the potential impact of higher commodity prices, persistent geopolitical tension, a weaker U.S. dollar and the sustainability of China's tremendous economic expansion. Yet, these factors also have produced what we believe to be attractive valuations among individual stocks in both developed and developing markets, suggesting that improvements in global economic conditions could lead to higher stock prices.

Of course, the specific international investments that may be right for you depend on your current needs, future goals, tolerance for risk and the composition of your overall portfolio. As always, your financial advisor may be in the best position to recommend the specific investments that will satisfy your need for global diversification most effectively.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
November 15, 2004



DISCUSSION OF FUND PERFORMANCE

Fayez Sarofim, Portfolio Manager
Fayez Sarofim & Co., Sub-Investment Adviser

How did Dreyfus Premier Worldwide Growth Fund, Inc. perform relative to its benchmark?

For the 12-month period ended October 31, 2004, the fund produced total returns of 6.85% for Class A shares, 5.96% for Class B shares, 6.07% for Class C shares, 7.28% for Class R shares and 6.58% for Class T shares.[1] For the same period, the fund's benchmark, the Morgan Stanley Capital International World Index ("MSCI World Index"), provided a 13.25% total return.[2]

Although stocks in many of the world's markets gained value over the reporting period, U.S. stocks generally lagged. In addition, the global market's strength was concentrated primarily among stocks at the lower end of the MSCI World Index's capitalization range. The fund's returns were lower than the MSCI World Index, primarily because the larger, high-quality stocks on which the fund focuses continue to be out of favor. In addition, the fund's returns were hindered by a handful of company-specific disappointments.

What is the fund's investment approach?

The fund invests primarily in large, well-established, multinational growth companies that we believe are well-positioned to weather difficult economic climates and thrive during favorable times. We focus on purchasing growth stocks at a price we consider to be justified by a company's fundamentals. The result is a portfolio of stocks of prominent companies selected for their sustained patterns of profitability, strong balance sheets, expanding global presence and above-average growth potential.

The fund also pursues a buy-and-hold investment strategy, which generally has resulted in an annual portfolio turnover of below 15%. In following this strategy, we typically buy and sell relatively few stocks during the course of the year, which may help to reduce investors' tax liabilities and the fund's trading costs.[3] During the reporting period, the fund's portfolio turnover rate was 0.58%.[4]

What other factors influenced the fund's performance?

Global stock markets produced mixed results over the reporting period, with stronger returns in Japan and Europe than in the United States. Returns of large U.S. companies generally were constrained by uncertainty related to a fitfully growing global economy, rising U.S. short-term interest rates, the presidential election and the insurgency in Iraq.

In this challenging economic environment, investors around the world generally continued to favor smaller stocks that, in their view, had greater potential for growth than larger, better-established companies. As a result, despite strong business fundamentals, the dominant multi-national corporations in which the fund invests — most of which rank among the largest stocks within the MSCI World Index — produced relatively lackluster results.

In addition, the fund's emphasis on consumer staples and financial stocks hurt the fund's relative performance, largely because investors believed they could find more "exciting" growth opportunities in other sectors. In the financials sector, the fund's returns also were held back by its investment in U.S. insurance and investment firm Marsh & McLennan Cos., which experienced turmoil related to allegations of unfair business practices, and Citigroup, which was forced to shutter its private banking operations in Japan. Returns from the fund's health care holdings suffered when U.S. industry bellwether Merck & Co. recalled one of its better-selling drugs due to safety issues. In the technology area, soft customer demand for semiconductors hurt the financial results of Intel, causing its stock price to fall.

On the other hand, the fund's performance received positive contributions from its energy holdings. Integrated oil companies, including ChevronTexaco, BP and France's Total, benefited from surging oil and gas prices during the reporting period. In the health care area, weakness among U.S. pharmaceutical companies was partially offset by better results from European drug makers, such as Germany's Roche Holdings. Other holdings that fared relatively well included Italian insurance company Assicurazioni Generali and Norwegian natural resources developer Norsk Hydro.

Changes to the portfolio during the reporting period included the elimination of the fund's positions in International Business Machines, Kraft Foods and The Royal Dutch/Shell Group of Companies. No stocks were added to the fund during the reporting period. Holdings which detracted from performance during the reporting period included Intel, Citigroup, Marsh & McLennan, Merck & Co., Pfizer and Coca-Cola.

What is the fund's current strategy?

Although they were out of favor for much of the reporting period, we have maintained our longstanding focus on large, high-quality corporations with dominant market positions. Valuations of the largest companies in the MSCI World Index have fallen below historical norms, which we believe makes them attractive opportunities in a growing global economy. Indeed, many of the fund's holdings ended the reporting period with high levels of cash on their balance sheets compared to historical averages, which can be used to grow existing businesses, enter new ones or enhance shareholder value through stock buy-backs or dividend increases. Indeed, in our judgment, high-quality companies with healthy cash flows, strong balance sheets and rising dividends should prosper as they return to favor among investors.

November 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International (MSCI) World Index is an unmanaged index of global stock market performance, including the United States, Canada, Europe, Australia, New Zealand and the Far East.*

[3] *Achieving tax efficiency is not a part of the fund's investment objective, and there can be no guarantee that the fund will achieve any particular level of taxable distributions in future years. In periods when the manager has to sell significant amounts of securities (e.g., during periods of significant net redemptions or changes in index components) funds can be expected to be less tax efficient than during periods of more stable market conditions and asset flows.*

[4] *Portfolio turnover rates are subject to change. Portfolio turnover rates alone do not automatically result in high or low distribution levels. There can be no guarantee that the fund will generate any specific level of distributions annually.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Worldwide Growth Fund, Inc. Class A shares and Class B shares and the Morgan Stanley Capital International World Index

† *Source: Lipper Inc.*
Past performance is not predictive of future performance.
The above graph compares a $10,000 investment made in Class A shares and Class B shares of Dreyfus Premier Worldwide Growth Fund, Inc. on 10/31/94 to a $10,000 investment made in the Morgan Stanley Capital International World Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class C, Class R and Class T shares will vary from the performance of both Class A and Class B shares shown above due to differences in charges and expenses.
The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses. The Index is an unmanaged index of global stock market performance, including the United States, Canada, Australia, New Zealand and the Far East and includes net dividends reinvested. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 10/31/04*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (5.75%)		0.72%	(3.19)%	8.37%	
without sales charge		6.85%	(2.04)%	9.01%	
Class B shares					
with applicable redemption charge †		1.96%	(3.16)%	8.53%	
without redemption		5.96%	(2.77)%	8.53%	
Class C shares					
with applicable redemption charge ††	6/21/95	5.07%	(2.74)%	–	7.42%
without redemption	6/21/95	6.07%	(2.74)%	–	7.42%
Class R shares	3/4/96	7.28%	(1.71)%	–	7.24%
Class T shares					
with applicable sales charge (4.5%)	9/30/99	1.78%	(3.16)%	–	(2.12)%
without sales charge	9/30/99	6.58%	(2.26)%	–	(1.23)%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Worldwide Growth Fund, Inc. from May 1, 2004 to October 31, 2004. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended October 31, 2004

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 6.32	$ 10.44	$ 10.09	$ 3.39	$ 7.47
Ending value (after expenses)	$981.20	$977.20	$977.70	$983.80	$980.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended October 31, 2004

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 6.44	$ 10.63	$ 10.28	$ 3.46	$ 7.61
Ending value (after expenses)	$1,018.75	$1,014.58	$1,014.93	$1,021.72	$1,017.60

† *Expenses are equal to the fund's annualized expense ratio of 1.27% for Class A, 2.10% for Class B, 2.03% for Class C, .68% for Class R and 1.50% for Class T; multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2004

Common Stocks—98.0%	Shares	Value ($)
Banking—1.1%		
Fannie Mae	53,625	3,761,794
HSBC Holdings, ADR	70,000	5,672,100
		9,433,894
Basic Materials—1.8%		
L'Air Liquide, ADR	441,017	14,279,785
Yara International, ADR	142,400 [a]	1,526,289
		15,806,074
Capital Goods—5.2%		
Emerson Electric	125,100	8,012,655
General Electric	771,072	26,308,977
Norsk Hydro, ADR	142,400	10,530,480
		44,852,112
Consumer Durables—4.0%		
Christian Dior	540,000	32,787,409
SONY, ADR	41,600	1,449,760
		34,237,169
Consumer Staples—4.5%		
Wal-Mart Stores	305,022	16,446,786
Walgreen	615,000	22,072,350
		38,519,136
Diversified Financials—10.4%		
American Express	342,850	18,195,049
Citigroup	603,284	26,767,711
Deutsche Bank	132,300	10,074,645
Eurazeo	161,531	11,670,970
JPMorgan Chase & Co.	299,100	11,545,260
UBS	165,000	11,922,884
		90,176,519
Energy—14.8%		
BP, ADR	520,000	30,290,000
ChevronTexaco	360,800	19,144,048
Exxon Mobil	1,009,508	49,687,984
Total, ADR	280,158	29,214,876
		128,336,908

Common Stocks (continued)	Shares	Value ($)
Food, Beverage & Tobacco–18.3%		
Altria Group	900,200	43,623,692
Anheuser-Busch Cos.	25,000	1,248,750
Coca-Cola	458,100	18,626,346
Diageo, ADR	403,500	21,700,230
Groupe Danone, ADR	1,269,400	21,414,778
LVMH Moet Hennessy Louis Vuitton	220,175	15,119,761
Nestle, ADR	415,600	24,641,778
PepsiCo	241,675	11,982,246
		158,357,581
Health Care–14.7%		
Abbott Laboratories	300,300	12,801,789
Eli Lilly & Co.	213,700	11,734,267
Johnson & Johnson	373,525	21,806,390
Merck & Co.	228,582	7,156,903
Novartis, ADR	150,000	7,201,500
Pfizer	1,278,754	37,019,928
Roche Holdings, ADR	287,200	29,434,212
		127,154,989
Hotels, Restaurants & Leisure–.8%		
McDonald's	234,800	**6,844,420**
Household & Personal Products–5.3%		
Estee Lauder Cos., Cl. A	47,500	2,040,125
L'Oreal, ADR	1,850,000	25,290,188
Procter & Gamble	365,800	18,721,644
		46,051,957
Insurance–4.1%		
American International Group	28,000	1,699,880
Assicurazioni Generali	446,900	13,298,705
Berkshire Hathaway, Cl. A	95 [a]	8,003,750
Marsh & McLennan Cos.	279,600	7,733,736
Zurich Financial Services	31,500 [a]	4,496,986
		35,233,057
Media–4.4%		
McGraw-Hill Cos.	256,900	22,157,625
Pearson	996,944	10,947,516
Time Warner	125,215 [a]	2,083,578

Common Stocks (continued)	Shares	Value ($)
Media (continued)		
Viacom, Cl. B	81,227	2,963,973
		38,152,692
Retail—.0%		
Home Depot	4,505	**185,065**
Technology—7.9%		
Intel	1,920,941	42,760,147
Microsoft	900,600	25,207,794
		67,967,941
Transportation—.7%		
United Parcel Service, Cl. B	80,000	**6,334,400**
Total Common Stocks		
(cost $645,692,245)		**847,643,914**

Preferred Stocks—2.3%		
Media;		
News Corporation, ADR		
(cost $13,417,134)	627,200	**19,719,168**

Total Investments (cost $659,109,379)	**100.3%**	867,363,082
Liabilities, Less Cash and Receivables	**(.3%)**	**(2,141,439)**
Net Assets	**100.0%**	865,221,643

ADR—American Depository Receipts
a   Non-income producing.
See notes to financial statement

Portfolio Summary†

	Value (%)		Value (%)
Food, Beverage & Tobacco	18.3	Media	6.7
Energy	14.8	Household & Personal Products	5.3
Health Care	14.7	Capital Goods	5.2
Diversified Financials	10.4	Other	17.0
Technology	7.9		**100.3**

†   Based on net assets.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
October 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	659,109,379	867,363,082
Cash		283,967
Receivable for investment securities sold		2,510,394
Dividends receivable		773,222
Receivable for shares of Common Stock subscribed		156,225
Prepaid expenses		34,718
		871,121,608
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		1,136,345
Bank Loan payable–Note 2		1,450,000
Payable for shares of Common Stock redeemed		2,939,701
Accrued expenses		373,919
		5,899,965
Net Assets ($)		**865,221,643**
Composition of Net Assets ($):		
Paid-in capital		817,557,869
Accumulated distributions in excess of investment income–net		(791,953)
Accumulated net realized gain (loss) on investments		(159,805,415)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		208,261,142
Net Assets ($)		**865,221,643**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	465,535,908	295,280,688	97,432,726	3,041,622	3,930,699
Shares Outstanding	14,847,858	9,994,874	3,325,032	95,986	126,800
Net Asset Value Per Share ($)	**31.35**	**29.54**	**29.30**	**31.69**	**31.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2004

Investment Income ($):	
Income:	
Cash dividends (net of $890,461 foreign taxes withheld at source):	
Unaffiliated issuers	18,689,010
Affiliated issuers	3,573
Total Income	**18,692,583**
Expenses:	
Investment advisory fee–Note 3(a)	7,098,767
Shareholder servicing costs–Note 3(c)	4,488,717
Distribution fees–Note 3(b)	3,692,955
Custodian fees	158,567
Prospectus and shareholders' reports	116,129
Registration fees	103,184
Professional fees	54,747
Directors' fees and expenses–Note 3(d)	26,099
Interest expense–Note 2	17,853
Loan commitment fees–Note 2	8,117
Miscellaneous	46,983
Total Expenses	**15,812,118**
Investment Income–Net	**2,880,465**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	(14,487,872)
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	72,542,242
Net Realized and Unrealized Gain (Loss) on Investments	**58,054,370**
Net Increase in Net Assets Resulting from Operations	**60,934,835**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2004	2003
Operations ($):		
Investment income−net	2,880,465	2,825,614
Net realized gain (loss) on investments	(14,487,872)	(28,233,277)
Net unrealized appreciation (depreciation) on investments	72,542,242	155,757,617
Net Increase (Decrease) in Net Assets Resulting from Operations	**60,934,835**	**130,349,954**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(5,283,992)	−
Class B shares	(2,204,801)	−
Class C shares	(722,946)	−
Class R shares	(47,144)	−
Class T shares	(40,006)	−
Total Dividends	**(8,298,889)**	**−**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	153,804,088	404,340,914
Class B shares	14,092,006	16,866,319
Class C shares	6,631,496	7,629,695
Class R shares	2,664,493	5,081,127
Class T shares	746,183	3,928,024
Dividends reinvested:		
Class A shares	4,509,945	−
Class B shares	1,728,996	−
Class C shares	438,328	−
Class R shares	46,763	−
Class T shares	39,262	−
Cost of shares redeemed:		
Class A shares	(103,299,719)	(388,101,708)
Class B shares	(178,827,945)	(155,427,794)
Class C shares	(26,762,126)	(28,149,055)
Class R shares	(3,100,687)	(5,370,598)
Class T shares	(437,124)	(3,574,855)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(127,726,041)**	**(142,777,931)**
Total Increase (Decrease) in Net Assets	**(75,090,095)**	**(12,427,977)**
Net Assets ($):		
Beginning of Period	940,311,738	952,739,715
End of Period	**865,221,643**	**940,311,738**
Undistributed (distributions in excess of) investment income−net	(791,953)	1,198,039

	Year Ended October 31,	
	2004	2003
Capital Share Transactions:		
Class A[a]		
Shares sold	4,839,561	15,538,884
Shares issued for dividends reinvested	147,867	–
Shares redeemed	(3,266,310)	(14,939,231)
Net Increase (Decrease) in Shares Outstanding	**1,721,118**	**599,653**
Class B[a]		
Shares sold	468,096	670,615
Shares issued for dividends reinvested	59,724	–
Shares redeemed	(5,960,017)	(6,207,248)
Net Increase (Decrease) in Shares Outstanding	**(5,432,197)**	**(5,536,633)**
Class C		
Shares sold	223,434	305,860
Shares issued for dividends reinvested	15,273	–
Shares redeemed	(902,832)	(1,140,897)
Net Increase (Decrease) in Shares Outstanding	**(664,125)**	**(835,037)**
Class R		
Shares sold	82,227	190,918
Shares issued for dividends reinvested	1,523	–
Shares redeemed	(96,501)	(198,902)
Net Increase (Decrease) in Shares Outstanding	**(12,751)**	**(7,984)**
Class T		
Shares sold	23,817	142,880
Shares issued for dividends reinvested	1,299	–
Shares redeemed	(14,031)	(130,471)
Net Increase (Decrease) in Shares Outstanding	**11,085**	**12,409**

[a] *During the period ended October 31, 2004, 2,863,347 Class B shares representing $86,114,482 were automatically converted to 2,706,220 Class A shares and during the period ended October 31, 2003, 2,686,258 Class B shares representing $67,652,188 were automatically converted to 2,542,208 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,				
Class A Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	29.73	25.60	28.84	37.88	35.32
Investment Operations:					
Investment income−net[a]	.23	.21	.10	.10	.10
Net realized and unrealized gain (loss) on investments	1.79	3.92	(3.34)	(9.14)	2.57
Total from Investment Operations	2.02	4.13	(3.24)	(9.04)	2.67
Distributions:					
Dividends from investment income−net	(.40)	–	–	–	–
Dividends from net realized gain on investments	–	–	–	–	(.11)
Total Distributions	(.40)	–	–	–	(.11)
Net asset value, end of period	31.35	29.73	25.60	28.84	37.88
Total Return (%)[b]	6.85	16.13	(11.24)	(23.86)	7.58
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.25	1.27	1.32	1.15	1.16
Ratio of net investment income to average net assets	.73	.79	.34	.30	.25
Portfolio Turnover Rate	.58	1.08	1.58	7.26	7.10
Net Assets, end of period ($ x 1,000)	465,536	390,243	320,717	404,329	496,781

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

		Year Ended October 31,			
Class B Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	28.03	24.33	27.59	36.50	34.29
Investment Operations:					
Investment income (loss)–net [a]	(.03)	.00[b]	(.11)	(.15)	(.19)
Net realized and unrealized					
gain (loss) on investments	1.69	3.70	(3.15)	(8.76)	2.51
Total from Investment Operations	1.66	3.70	(3.26)	(8.91)	2.32
Distributions:					
Dividends from investment income–net	(.15)	–	–	–	–
Dividends from net realized					
gain on investments	–	–	–	–	(.11)
Total Distributions	(.15)	–	–	–	(.11)
Net asset value, end of period	29.54	28.03	24.33	27.59	36.50
Total Return (%)[c]	5.96	15.21	(11.82)	(24.41)	6.76
Ratios/Supplemental Data (%):					
Ratio of total expenses					
to average net assets	2.07	2.05	2.03	1.92	1.92
Ratio of net investment income					
(loss) to average net assets	(.10)	.02	(.39)	(.46)	(.51)
Portfolio Turnover Rate	.58	1.08	1.58	7.26	7.10
Net Assets, end of period ($ x 1,000)	295,281	432,448	509,980	711,893	1,020,578

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01.*
[c] *Exclusive of sales charge.*
See notes to financial statements.

	Year Ended October 31,				
Class C Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	27.82	24.13	27.36	36.19	33.99
Investment Operations:					
Investment income (loss)–net [a]	(.01)	.01	(.10)	(.13)	(.18)
Net realized and unrealized gain (loss) on investments	1.67	3.68	(3.13)	(8.70)	2.49
Total from Investment Operations	1.66	3.69	(3.23)	(8.83)	2.31
Distributions:					
Dividends from investment income–net	(.18)	–	–	–	–
Dividends from net realized gain on investments	–	–	–	–	(.11)
Total Distributions	(.18)	–	–	–	(.11)
Net asset value, end of period	29.30	27.82	24.13	27.36	36.19
Total Return (%) [b]	6.07	15.25	(11.80)	(24.40)	6.79
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.02	2.02	2.01	1.89	1.90
Ratio of net investment income (loss) to average net assets	(.05)	.04	(.37)	(.42)	(.49)
Portfolio Turnover Rate	.58	1.08	1.58	7.26	7.10
Net Assets, end of period ($ x 1,000)	97,433	110,960	116,415	160,220	223,671

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

		Year Ended October 31,			
Class R Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	29.95	25.75	28.88	37.81	35.14
Investment Operations:					
Investment income−net[a]	.36	.29	.24	.20	.21
Net realized and unrealized gain (loss) on investments	1.81	3.91	(3.37)	(9.13)	2.57
Total from Investment Operations	2.17	4.20	(3.13)	(8.93)	2.78
Distributions:					
Dividends from investment income−net	(.43)	−	−	−	−
Dividends from net realized gain on investments	−	−	−	−	(.11)
Total Distributions	(.43)	−	−	−	(.11)
Net asset value, end of period	31.69	29.95	25.75	28.88	37.81
Total Return (%)	7.28	16.31	(10.84)	(23.62)	7.94
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.85	.96	.93	.85	.86
Ratio of net investment income to average net assets	1.14	1.10	.82	.61	.55
Portfolio Turnover Rate	.58	1.08	1.58	7.26	7.10
Net Assets, end of period ($ x 1,000)	3,042	3,257	3,005	6,736	8,844

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

	Year Ended October 31,				
Class T Shares	2004	2003	2002	2001	2000
Per Share Data ($):					
Net asset value, beginning of period	29.41	25.39	28.63	37.70	35.30
Investment Operations:					
Investment income (loss)–net [a]	.15	.13	.06	.02	(.07)
Net realized and unrealized gain (loss) on investments	1.78	3.89	(3.30)	(9.09)	2.58
Total from Investment Operations	1.93	4.02	(3.24)	(9.07)	2.51
Distributions:					
Dividends from investment income–net	(.34)	–	–	–	–
Dividends from net realized gain on investments	–	–	–	–	(.11)
Total Distributions	(.34)	–	–	–	(.11)
Net asset value, end of period	31.00	29.41	25.39	28.63	37.70
Total Return (%) [b]	6.58	15.83	(11.32)	(24.06)	7.26
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.49	1.50	1.50	1.42	1.52
Ratio of net investment income (loss) to average net assets	.49	.51	.20	.05	(.20)
Portfolio Turnover Rate	.58	1.08	1.58	7.26	7.10
Net Assets, end of period ($ x 1,000)	3,931	3,403	2,623	2,886	2,550

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Worldwide Growth Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with long-term capital growth consistent with the preservation of capital. The Dreyfus Corporation ("Dreyfus") serves as the fund's investment adviser. Fayez Sarofim & Co. ("Sarofim") serves as the fund's sub-investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At October 31, 2004, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $5,791,239, accumulated capital losses $159,805,415 and unrealized appreciation $201,677,950.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2004. If not applied, $19,175,924 of the carryover expires in fiscal 2008, $20,020,619 expires in fiscal 2009, $74,142,382 expires in fiscal 2010, $28,550,186 expires in fiscal 2011 and $17,916,304 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended October 31, 2004 and October 31, 2003, were as follows: ordinary income $8,298,889 and $0, respectively.

During the period ended October 31, 2004, as a result of permanent book to tax differences primarily due to the tax treatment for foreign currency exchange gains and losses and passive foreign investment companies, the fund increased accumulated undistributed investment income-net by $3,428,432 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the Facility during the period ended October 31, 2004, was approximately $1,058,500, with a related weighted average annualized interest rate of 1.69%.

NOTE 3—Investment Advisory Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Advisory Agreement with Dreyfus, the investment advisory fee is computed at the annual rate of .75 of 1% of the value of the fund's average daily net assets and is payable monthly.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Sarofim, Dreyfus has agreed to pay Sarofim a monthly sub-investment advisory fee, computed at the following annual rates:

Total Net Assets	Annual Fee as a Percentage of Average Daily Net Assets
0 to $25 million	.11 of 1%
$25 million up to $75 million. . .	.18 of 1%
$75 million up to $200 million . .	.22 of 1%
$200 million up to $300 million .	.26 of 1%
In excess of $300 million	.275 of 1%

During the period ended October 31, 2004, the Distributor retained $60,338 and $1,668 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $922,252 and $5,255 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under a Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75 of 1% of the value of the average daily net assets of Class B and Class C shares and .25 of 1% of the value of the average daily net assets of Class T shares. During the period ended October 31, 2004, Class B, Class C and Class T shares were charged $2,871,930, $811,278 and $9,747, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor, at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2004, Class A, Class B, Class C and Class T shares were charged $1,119,718, $957,310, $270,426 and $9,747, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2004, the fund was charged $1,033,150, pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $550,783, Rule 12b-1 distribution plan fees $250,896, shareholder services plan fees $182,962 and transfer agency per account fees $151,704.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by Dreyfus.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended October 31, 2004, amounted to $5,516,848 and $136,630,763, respectively.

At October 31, 2004, the cost of investments for federal income tax purposes was $665,692,571; accordingly, accumulated net unrealized appreciation on investments was $201,670,511, consisting of $248,199,120 gross unrealized appreciation and $46,528,609 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions have been filed against Mellon Financial, Mellon Bank, N.A., Dreyfus, Founders Asset Management LLC and the directors of all or substantially all of the Dreyfus funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the common law. The complaints alleged, among other things, (i) that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, (ii) that such payments were not disclosed to investors, (iii) that economies of scale and soft-dollar benefits were not passed on to investors and (iv) that 12b-1 fees charged to certain funds that were closed to new investors were also improper. The complaints sought compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. On April 22, 2004, the actions were consolidated under the caption In re Dreyfus Mutual Funds Fee Litigation, and a consolidated amended complaint was filed on September 13, 2004. While adding new parties and claims under state and federal law, the allegations in the consolidated amended complaint essentially track the allegations in the prior complaints pertaining to 12b-1 fees, directed brokerage, soft dollars and revenue sharing. Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the action vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Premier Worldwide Growth Fund, Inc.

We have audited the accompanying statement of assets and liabilities of Dreyfus Premier Worldwide Growth Fund, Inc., including the statement of investments, as of October 31, 2004 and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of October 31, 2004 by correspondence with the custodian and others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Worldwide Growth Fund, Inc. at October 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
December 14, 2004

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates 100% of the ordinary dividends paid during the fiscal year ended October 31, 2004 as qualifying for the corporate dividends received deduction.

For the fiscal year ended October 31, 2004, certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $8,298,889 represents the maximum that may be considered qualified dividend income. Shareholders will receive notification in January 2005 of the percentage applicable to the preparation of their 2004 income tax returns.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (61)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board

No. of Portfolios for which Board Member Serves: 186

Clifford L. Alexander, Jr. (71)
Board Member (1993)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

Peggy C. Davis (61)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Shad Professor of Law, New York University School of Law (1983-present)
• Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 26

30

Ernest Kafka (71)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962–present)
- Instructor, The New York Psychoanalytic Institute (1981–present)
- Associate Clinical Professor of Psychiatry at Cornell Medical School (1987–2002)

No. of Portfolios for which Board Member Serves: 26

―――――――――

Nathan Leventhal (61)
Board Member (1993)

Principal Occupation During Past 5 Years:
- A management consultant for various non-profit organizations (May 2004–present)
- Chairman of the Avery-Fischer Artist Program (November 1997–present)
- President of Lincoln Center for the Performing Arts, Inc. (March 1984–December 2000)

Other Board Memberships and Affiliations:
- Movado Group, Inc., Director

No. of Portfolios for which Board Member Serves: 26

―――――――――

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

Saul B. Klaman, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of Dreyfus, and an officer of 93 investment companies (comprised of 186 portfolios) managed by Dreyfus. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 59 years old and has been an employee of Dreyfus since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of Dreyfus, and an officer of 93 investment companies (comprised of 186 portfolios) managed by Dreyfus. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of Dreyfus. He is 51 years old and has been an employee of Dreyfus since January 2000. Prior to joining Dreyfus, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of Dreyfus, and an officer of 94 investment companies (comprised of 202 portfolios) managed by Dreyfus. He is 58 years old and has been an employee of Dreyfus since June 1977.

STEVEN F. NEWMAN, Secretary since March 2000.

Associate General Counsel and Assistant Secretary of Dreyfus, and an officer of 94 investment companies (comprised of 202 portfolios) managed by Dreyfus. He is 55 years old and has been an employee of Dreyfus since July 1980.

JANETTE E. FARRAGHER, Assistant Secretary since March 2000.

Associate General Counsel of Dreyfus, and an officer of 12 investment companies (comprised of 23 portfolios) managed by Dreyfus. She is 41 years old and has been an employee of Dreyfus since February 1984.

MICHAEL A. ROSENBERG, Assistant Secretary since March 2000.

Associate General Counsel of Dreyfus, and an officer of 91 investment companies (comprised of 195 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 94 investment companies (comprised of 202 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since August 2003.

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 26 investment companies (comprised of 101 portfolios) managed by Dreyfus. He is 44 years old and has been an employee of Dreyfus since September 1982.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of Dreyfus, and an officer of 27 investment companies (comprised of 106 portfolios) managed by Dreyfus. He is 37 years old and has been an employee of Dreyfus since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of Dreyfus, and an officer of 94 investment companies (comprised of 202 portfolios) managed by Dreyfus. He is 50 years old and has been an employee of Dreyfus since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of Dreyfus and The Dreyfus Family of Funds (94 investment companies, comprising 202 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 47 years old and has served in various capacities with Dreyfus since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 89 investment companies (comprised of 197 portfolios) managed by Dreyfus. He is 33 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Premier
Worldwide Growth Fund, Inc.**

200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Fayez Sarofim & Co.
Two Houston Center
Suite 2907
Houston, TX 77010

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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